UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008
Commission File Number 001-33983
Sims Group Limited
(Translation of registrant’s name into English)
Sims Group House
Level 6, 41 McLaren Street
North Sydney
New South Wales 2060
Australia
(61 2) 9956-9100
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________

This report contains the following:

Exhibit No.

99.1	Annual Report for the year ended 30 June 2008, filed with the Australian Stock Exchange on October 17, 2008.

99.2	Notice of 2008 Annual General Meeting.

99.3	Form of Proxy Card and Shareholders Letter.

99.4	Letter to the ASX dated 17 October 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 17, 2008	SIMS GROUP LIMITED
/s/ Frank M. Moratti
Frank M. Moratti
Company Secretary and General Counsel